April 10, 2013
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Virgin Media Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 000-50886

Dear Mr. Spirgel:
We have prepared the following in response to the comment contained in your letter dated April 3, 2013 (“the Comment Letter”) regarding the above referenced filing.

For your convenience, we have included the comment in italics followed immediately by our response.

Form 10-K for the Year Ended December 31, 2012

Convertible Senior Notes, page 59

Comment: You state that the initial conversion price related to your convertible notes may be adjusted if it exceeds market values. Please tell us how you considered the guidance in ASC 815-40-25-26 in evaluating whether the conversion feature on the notes is an embedded derivative that you should account for at fair value under ASC 815-15-25.

Response: We would like to supplement our disclosure on page 59 of the Form 10-K for the year ended December 31, 2012. The conversion rate of the convertible notes is adjusted only upon the occurrence of certain events. Specifically, the conversion rate is subject to adjustment for stock splits, stock dividends or distributions, the issuance of certain rights or warrants, certain cash dividends or distributions, or stock repurchases where the price exceeds market values. In the event of specified fundamental changes relating to Virgin Media Inc., referred to as make-whole fundamental changes, the conversion price will be increased as provided by a formula set forth in the indenture governing the convertible senior notes. We will include this clarifying information in future filings.

With regard to our consideration of ASC 815-40-25-26, the number of shares that could be required to be delivered upon net share settlement is not indeterminate. The Indenture governing the convertible notes does not allow for unlimited shares to be issued. A limit of approximately 52 shares per note will be issued unless a make-whole fundamental change takes place. In such event, the number of shares that could be required to be delivered increases by a maximum of approximately 28 shares per note, depending upon the share price and the date when the event takes place. In either event, we have sufficient authorized and unissued shares to issue such a number of shares.

In connection with the above, we acknowledge the following;

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me directly at +44 1256 75 4517.

Sincerely

/s/ Robert Gale
Robert Gale
Principal Accounting Officer